UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14A

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Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Filed by the Registrant	☐
Filed by a Party other than the Registrant	☒

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☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

Rocky Mountain Chocolate Factory, Inc.
(Name of Registrant as Specified in its Charter)

AB VALUE PARTNERS, LP
AB VALUE MANAGEMENT LLC
BRADLEY RADOFF
ANDREW T. BERGER
RHONDA J. PARISH
MARK RIEGEL
SANDRA ELIZABETH TAYLOR

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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AB VALUE PARTNERS, LP, AB VALUE MANAGEMENT LLC, BRADLEY RADOFF, ANDREW T. BERGER, RHONDA J. PARISH, MARK RIEGEL AND SANDRA ELIZABETH TAYLOR

AMENDMENT TO PROXY STATEMENT DATED SEPTEMBER 13, 2021 FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON OCTOBER 6, 2021

AB Value Partners, LP, AB Value Management LLC, Bradley Radoff, Andrew T. Berger, Rhonda J. Parish, Mark Riegel and Sandra Elizabeth Taylor (collectively, the “Concerned Shareholders of Rocky Mountain”) filed a definitive proxy statement (the “Proxy Statement”) and accompanying BLUE proxy card with the Securities and Exchange Commission on September 13, 2021, to be used to solicit votes for the election of their slate of highly-qualified director nominees at the 2021 annual meeting of stockholders of Rocky Mountain Chocolate Factory, Inc. (the “Company”) to be held virtually via live webcast at https://meetnow.global/MPZUUMY on October 6, 2021 at 10:00 a.m., Mountain Time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), and for the approval of a business proposal to be presented at the Annual Meeting.

This amendment dated September 24, 2021 (this “Amendment”), which describes a recent change in the proposed nominees for election to the board of directors of the Company (the “Board”), should be read in conjunction with the Proxy Statement. Except as specifically supplemented or amended by the information contained in this Amendment, all information set forth in the Proxy Statement continues to apply and should be considered in voting your shares. To the extent that information in this Amendment differs from or updates information contained in the Proxy Statement, the information in this Amendment is more current and supersedes the information in the Proxy Statement. You should carefully review the Proxy Statement and this Amendment prior to voting your shares.

Withdrawal of Nominee for Election as Director and Decrease in Board Size

On September 16, 2021, Mary Kennedy Thompson notified the Board of her resignation from the Board, effective immediately, and of her withdrawal of her consent to stand for election to the Board as a member of the Company’s slate or the Concerned Shareholders of Rocky Mountain’s slate. The Board decided not to further refresh its composition of directors and instead subsequently reduced the size of the Board to six (6) directors, effective immediately. This Board contraction has the effect of preventing any nominees of the Concerned Shareholders of Rocky Mountain from being elected by shareholders to effectively fill the vacancy resulting from Ms. Thompson’s resignation. Also on September 16, 2021, Ms. Thompson notified the Concerned Shareholders of Rocky Mountain of her withdrawal of her consent to stand for election at the Annual Meeting as a nominee of the Concerned Shareholders of Rocky Mountain and to serve as a director, if elected, on the Board.

In light of Ms. Thompson’s decision, the Concerned Shareholders of Rocky Mountain have withdrawn Ms. Thompson from their slate. As a result of the Company’s decision to contract the Board and eliminate the vacant seat created by Ms. Thompson’s resignation, the Concerned Shareholders of Rocky Mountain will not nominate a replacement director for election at the Annual Meeting. Accordingly, the proposal to elect Ms. Thompson will no longer be presented for a vote of the stockholders at the Annual Meeting. The individuals named under “Proposal 1: Election of Nominees” in the Proxy Statement, other than Ms. Thompson, remain the Concerned Shareholders of Rocky Mountain’s nominees for election as directors. If the Company had not eliminated the vacant seat resulting from Ms. Thompson’s resignation, the Concerned Shareholders of Rocky Mountain would have attempted to persuade shareholders to elect one of the Concerned Shareholders of Rocky Mountain’s nominees to fill the vacant seat created by Ms. Thompson’s resignation.

The Concerned Shareholders of Rocky Mountain continue to recommend that stockholders vote the BLUE proxy card “FOR” the election to the Board of each of the four (4) nominees of the Concerned Shareholders of Rocky Mountain: Andrew T. Berger, Rhonda J. Parish, Mark Riegel and Sandra Elizabeth Taylor. The Concerned Shareholders of Rocky Mountain also continue to recommend that stockholders vote “FOR” the Company’s proposal to ratify the appointment of Plante & Moran PLLC as the Company’s registered public accounting firm, “AGAINST” the Company’s proposal to approve the compensation of the Company’s named executive officers and “FOR” the Concerned Shareholders of Rocky Mountain’s proposal to request that the Board redeem any poison pill previously issued and not adopt or extend any poison pill unless submitted to a stockholder vote.

Update to Concerned Shareholder Nominee Rhonda J. Parish’s Biography

Rhonda J. Parish, a nominee of the Concerned Shareholders of Rocky Mountain with more than thirty years of experience in the retail and restaurant industries, including most recently as Chief Legal Officer and Secretary at Ruby Tuesday, Inc., rejoined the work force as a Partner in the fractional general counsel practice at Atlanta-based law firm Taylor English Duma LLP in July 2021.

Update to Share Transaction Information

Annex A of the Proxy Statement is hereby amended and restated as set forth below.

Participant	Date of Purchase/Sale	Number of Shares of the Common Stock	Transaction Type
Bradley Radoff	02/22/2021	21,573	Open Market Purchase
	02/23/2021	8,427	Open Market Purchase
	02/26/2021	13,293	Open Market Purchase
	03/04/2021	8,280	Open Market Purchase
	03/19/2021	3,427	Open Market Purchase
	03/24/2021	10,000	Open Market Purchase
	03/25/2021	407	Open Market Purchase
	04/19/2021	9,593	Open Market Purchase
	05/18/2021	1,957	Open Market Purchase
	06/01/2021	3,043	Open Market Purchase
	06/18/2021	7,477	Open Market Purchase
	06/21/2021	5,950	Open Market Purchase
	06/21/2021	33,008	Open Market Purchase
	06/22/2021	10,407	Open Market Purchase
	06/23/2021	14,000	Open Market Purchase
	06/23/2021	17,954	Open Market Purchase
	06/23/2021	13,158	Open Market Purchase
	06/24/2021	9,479	Open Market Purchase
	06/25/2021	13,211	Open Market Purchase
	06/28/2021	6,356	Open Market Purchase
	06/29/2021	5,417	Open Market Purchase
	06/30/2021	3,000	Open Market Purchase
	07/01/2021	8,592	Open Market Purchase
	07/02/2021	5,406	Open Market Purchase
	07/06/2021	3,000	Open Market Purchase
	07/07/2021	8,585	Open Market Purchase
	07/09/2021	11,423	Open Market Purchase
	07/12/2021	3,577	Open Market Purchase
	07/14/2021	4,001	Open Market Purchase
	07/15/2021	17,344	Open Market Purchase
	07/16/2021	5,000	Open Market Purchase
	07/19/2021	13,655	Open Market Purchase
	07/20/2021	2,000	Open Market Purchase
	08/12/2021	3,000	Open Market Purchase
	08/23/2021	11,407	Open Market Purchase
	08/24/2021	3,594	Open Market Purchase
	08/26/2021	10,000	Open Market Purchase
	08/31/2021	34,999	Open Market Purchase

Participant	Date of Purchase/Sale	Number of Shares of the Common Stock	Transaction Type
	09/01/2021	1,889	Open Market Purchase
	09/07/2021	12,448	Open Market Purchase
	09/08/2021	25,663	Open Market Purchase
	09/09/2021	28,624	Open Market Purchase
Certain affiliates of Bradley Radoff that no longer beneficially own any securities of the Company	10/10/2019	600	Open Market Purchase
	11/04/2019	200	Open Market Purchase
	11/06/2019	800	Open Market Purchase
	11/07/2019	900	Open Market Purchase
	11/12/2019	5,052	Open Market Sale
	11/14/2019	3,000	Open Market Sale
	11/15/2019	1,000	Open Market Sale
	12/10/2019	3,552	Open Market Purchase
	12/13/2019	5,701	Open Market Purchase
	12/16/2019	399	Open Market Purchase
	12/23/2019	4,900	Open Market Purchase
	01/14/2020	251	Open Market Sale
	02/07/2020	351	Open Market Purchase
	03/11/2020	200	Open Market Purchase
	03/17/2020	12,483	Open Market Sale
	03/18/2020	6,514	Open Market Sale
	03/19/2020	600	Open Market Sale
	03/19/2020	10,888	Open Market Sale
	03/20/2020	2,000	Open Market Sale
	03/20/2020	11,396	Open Market Sale
	03/23/2020	100	Open Market Sale
	03/23/2020	1,000	Open Market Sale
	03/24/2020	310	Open Market Purchase
	03/24/2020	5,800	Open Market Sale
	03/24/2020	1,000	Open Market Sale
	03/25/2020	100	Open Market Purchase
	03/25/2020	2,000	Open Market Sale
	03/25/2020	1,000	Open Market Sale
	03/26/2020	14,257	Open Market Sale
	03/26/2020	1,000	Open Market Sale
	03/27/2020	708	Open Market Sale
	03/27/2020	1,000	Open Market Sale
	03/30/2020	1,300	Open Market Sale
	03/30/2020	1,000	Open Market Sale
	03/31/2020	2,000	Open Market Sale
	03/31/2020	1,000	Open Market Sale
	04/01/2020	2,500	Open Market Sale
	04/01/2020	1,000	Open Market Sale
	04/02/2020	1,000	Open Market Purchase
	04/02/2020	500	Open Market Sale
	04/03/2020	1,000	Open Market Sale

Participant	Date of Purchase/Sale	Number of Shares of the Common Stock	Transaction Type
	04/06/2020	1,000	Open Market Sale
	04/07/2020	1,000	Open Market Sale
	04/08/2020	1,000	Open Market Sale
	04/09/2020	11,331	Open Market Sale
	04/13/2020	14,124	Open Market Sale
	04/14/2020	28,675	Open Market Sale
	04/15/2020	14,487	Open Market Sale
	04/16/2020	16,994	Open Market Sale
	04/17/2020	500	Open Market Purchase
	04/20/2020	100	Open Market Purchase
	04/27/2020	10,790	Open Market Sale
	04/28/2020	9,210	Open Market Sale
	05/11/2020	10,600	Open Market Sale
	05/12/2020	10,000	Open Market Sale
	05/26/2020	7,400	Open Market Sale
	06/03/2020	10,053	Open Market Sale
	07/20/2020	2,600	Open Market Sale
	09/23/2020	4,538	Open Market Sale
	10/06/2020	453	Open Market Sale
	11/04/2020	3,618	Open Market Sale
	11/05/2020	6,400	Open Market Sale
	11/06/2020	4,991	Open Market Sale
	11/23/2020	6,858	Open Market Sale
	12/21/2020	31,251	Open Market Sale
	12/22/2020	7,851	Open Market Sale
	12/23/2020	4,040	Open Market Sale

Voting Matters

If you have already returned your BLUE proxy card or voting instruction form, you do not need to take any action unless you wish to change your vote. The BLUE proxy cards and voting instruction forms already returned by stockholders will remain valid and will be voted at the Annual Meeting unless revoked.

Shares represented by BLUE proxy cards or voting instruction forms returned before the Annual Meeting will be voted for the Concerned Shareholders of Rocky Mountain’s nominees as instructed on the BLUE proxy cards or voting instruction form, except that votes will not be cast for Ms. Thompson because she is no longer standing for election. If you have not yet voted, please complete the BLUE proxy card or voting instruction form, disregarding Ms. Thompson’s name as a nominee for election as director.

None of the other agenda items presented in the Proxy Statement are affected by this Amendment, and shares represented by BLUE proxy cards or voting instruction forms returned before the Annual Meeting will be voted with respect to all other matters properly brought before the Annual Meeting as instructed on the BLUE proxy card or voting instruction form.

Information regarding how to vote your shares, or revoke your proxy card or voting instructions, is available in the Proxy Statement.

If you have any questions or need assistance in voting your BLUE proxy card, or need additional copies of the Concerned Shareholders of Rocky Mountain’s proxy materials, please contact InvestorCom at the phone number listed below:

19 Old Kings Highway S. — Suite 210
Darien, CT 06820
Toll Free (877) 972-0090
Banks and Brokers call collect (203) 972-9300
info@investor-com.com

Important Additional Information

AB Value Partners, LP, AB Value Management LLC, Andrew T. Berger, Bradley Radoff, Rhonda J. Parish, Mark Riegel, and Sandra Elizabeth Taylor (collectively, the “Participants”) have filed a definitive proxy statement and an accompanying BLUE proxy card with the SEC to solicit proxies from shareholders of the Company for use at the 2021 Annual Meeting. THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Such proxy materials are available at no charge on the SEC’s website at http://www.sec.gov. In addition, the Participants in this proxy solicitation will provide copies of the proxy statement without charge, upon request. Requests for copies should be directed to the Participants’ proxy solicitor.

Certain Information Regarding the Participants

The Participants in the proxy solicitation are: AB Value Partners, LP, AB Value Management LLC, Andrew T. Berger, Bradley Radoff, Rhonda J. Parish, Mark Riegel, and Sandra Elizabeth Taylor. As of September 23, 2021, AB Value Partners, LP directly owns 224,855 shares of common stock, $0.001 par value per share of the Company (“Common Stock”). As of September 23, 2021, AB Value Management LLC beneficially owns 460,189 shares of Common Stock. As of September 23, 2021, Mr. Radoff directly owns 433,624 shares of Common Stock. As of September 23, 2021, none of Mr. Berger, Ms. Parish, Mr. Riegel, or Ms. Taylor directly own any shares of Common Stock.